Execution Version

FIRST AMENDED AND RESTATED

MASTER ADVISORY FEE WAIVER AGREEMENT

This FIRST AMENDED AND RESTATED MASTER ADVISORY FEE WAIVER AGREEMENT (“Agreement”) is dated as of April 30, 2025, by and between VALIC COMPANY I (the “Company”), on behalf of each of its series from time to time set forth in Schedule A attached hereto (each, a “Fund” and collectively, the “Funds”), severally and not jointly, and THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas corporation (the “Adviser”).

WITNESSETH:

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end, management investment company, and is organized as a Maryland corporation, and each Fund is a series of the Company; and

WHEREAS, the Adviser and the Company are parties to that certain Investment Advisory Agreement, dated January 13, 2025 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to each Fund; and

WHEREAS, the Company, on behalf of each Fund, pays the Adviser as compensation for services provided to the Funds, an advisory fee at the annual rate set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Company and the Adviser entered into a Master Advisory Fee Wavier Agreement dated January 13, 2025, pursuant to which the Adviser agreed to waive a portion of its Advisory Fee with respect to certain Funds (the “Fee Waiver”); and

WHEREAS, prior to April 30, 2025, the Fee Waiver with respect to the International Socially Responsible Fund was equal to 0.450% on the first $500 million of the Fund’s average daily net assets, 0.425% on the next $500 million of the Fund’s average daily net assets, and 0.400% on assets over $1 billion; and

WHEREAS, effective April 30, 2025, the Company and the Adviser agreed to a new Fee Waiver with respect to the U.S. Socially Responsible Fund; and

WHEREAS, the Company, on behalf of each Fund, and the Adviser, therefore, wish to amend and restate the Agreement to effect the Fee Waiver for each Fund on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.

Fee Waiver. During the Term (as defined in Section 2 below), the Adviser shall waive a portion of its Advisory Fee under the Advisory Agreement with respect to each Fund so that the Advisory Fee payable by the Fund is equal to the rate set forth in Schedule A attached hereto.

2.

Term; Termination. The term of the Fee Waiver with respect to a Fund shall begin on the effective date hereof of this Agreement (or on the date on which a Fund is added to Schedule A, if later, pursuant to Section 4) and shall continue in effect until the close of business on the date set forth on Schedule A (or such other date as agreed to in writing between the Adviser and the Company) (“Term”) unless the Fee Waiver is earlier terminated with respect to such Fund by the Board of Directors of the Company (the “Board”), including a majority of the independent directors. Independent directors are directors who are not deemed to be “interested persons” of the Company, as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended.

The Term of the Fee Waiver with respect to a Fund may be continued from year to year thereafter provided each such continuance is agreed to by the Adviser. Upon termination of the Advisory Agreement with respect to a Fund, this Agreement shall automatically terminate with respect to such Fund.

3.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to principles of conflicts of law.

4.

Amendments. This Agreement may be amended by mutual consent of the parties hereto in writing. Schedule A to this Agreement may be amended from time to time to reflect the termination and/or modification of any Fee Waiver with respect to a Fund or class thereof or the addition of a Fund. With respect to any Fund that is added to Schedule A hereto after the date of this Agreement, this Agreement shall become effective with respect to such Fund on the date Schedule A is amended to reflect the addition of the Fund under this Agreement, subject to obtaining the requisite approval from the Board.

5.

Headings. The headings in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

6.	Entire Agreement. This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds covered by this Agreement.

7.

Notices. All notices required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate party at the address specified below, or such other address as may be specified by such party in writing in accordance with this Section, and shall be deemed to have been properly given when delivered or mailed by U.S. certified or registered mail, return receipt requested, postage prepaid, or by reputable courier service:

If to the Company:	With a copy to:

VALIC Company I	SunAmerica Asset Management, LLC
2919 Allen Parkway	30 Hudson Street, 16th Floor
Houston, TX 77019	Jersey City, New Jersey 07302
Attention: General Counsel	Attention: General Counsel

If to the Adviser:

The Variable Annuity Life Insurance
Company
2929 Allen Parkway
Houston, TX 77019
Attention: General Counsel

8.

Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Mark Szycher
Name:	Mark Szycher
Title:	Vice President

VALIC COMPANY I, on behalf of its series listed on Schedule A

By:	/s/ Gregory R. Kingston
Name: Gregory R. Kingston
Title:	Treasurer